May 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Circus and Eldorado Joint Venture and Silver Legacy
Capital Corp. (collectively, the “Partnership”)
Annual Report on Form 10-K, December 31, 2004 File No. 333-87202

Ladies and Gentlemen:

We are in receipt of your comment letter dated April 26, 2005 regarding your review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. We have set forth below the text of your comments, each of which is followed by our response.

Comment 1

In future filings, revise your revenue recognition policy to include how your estimate of the amount of chips to be redeemed by customers effects revenue recognition.

Response to Comment 1

We will comply with this comment by revising the disclosure in our future filings on Form 10-K regarding our revenue recognition policy to state how our estimate of the amount of chips to be redeemed by customers effects revenue recognition. The disclosure we propose to add is the following:

“The Partnership recognizes the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement is performed on an annual basis utilizing methodology in which a consistent formula is applied to estimate the percentage value of the chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.”

Comment 2

We note that at December 31, 2003, the Partnership increased casino revenues by $964,000 for outstanding chips and tokens not expected to be redeemed by customers. Clarify to us the basis for increasing revenue for this adjustment and how you determined that the entire amount related to 2003.

Response to Comment 2

We incur a liability for outstanding chips and tokens when the customer pays cash or we extend credit in exchange for gaming chips and tokens. The liability remains until those chips or tokens are redeemed or won by us. As indicated in the response to Comment 1, the outstanding chip and token liability is measured as the difference between the total value of chips and tokens in active circulation less the value of chips and tokens in our inventory. The liability is adjusted for breakage to reflect an estimate that will never be redeemed (e.g. chips that have been lost or taken as souvenirs) with an offsetting adjustment to gaming revenues.

In 2003, we refined our estimate of the outstanding chip and token liability by estimating a breakage factor for each denomination of chips and tokens. We believe that this better reflects our historical redemption experience for chips and tokens. We followed Accounting Principles Board Opinion No. 20 (“APB 20”) guidelines which state “a change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. The change shall not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.” In order to calculate the value of outstanding chips and tokens not expected to be redeemed by customers, we are required to estimate amounts using assumptions for calculations and judgments subject to an inherent degree of uncertainty. Per APB 20, “Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus, accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.” We deemed the effect of this change in estimate to be meaningful disclosure to our financial statement readers, and as such, disclosed it during the year in which the change in estimate was made.

As discussed in the response to Comment 1, we will continue to utilize this methodology in future periods, and will recognize the impact on gaming revenues related to the increase or decrease in our outstanding chips and tokens on an annual basis. This methodology is consistent with current industry practice.

In connection with this response to your comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and our auditors, Deloitte & Touche LLP, will make ourselves available to discuss either of your comments or our responses in greater detail at your convenience. We can be reached at 1-800-687-7733 or 775-325-7339.

Sincerely,

/s/ Gary L. Carano
Gary L. Carano
Chief Executive Officer of
the Partnership and Capital

/s/ Bruce C. Sexton
Bruce C. Sexton
Chief Accounting and Financial Officer
of the Partnership and Capital